SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                           Dragon Pharmaceutical, Inc.
                           --------------------------
                                (Name of Issuer)


                          Common Stock, $0.001Par Value
                          -----------------------------
                         (Title of Class of Securities)


                                   26143 X 100
                                  ------------
                                 (CUSIP Number)

                                Mr. Zhanguo Weng
                      1055 West Hastings Street, Suite 1900
                           Vancouver, British Columbia
                                 Canada V6E 2E9
                                 (604) 669-8817
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 12, 2005
                                ----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-(g) or (4), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  26143 X 100

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                                       Zhanguo Weng
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                       N/A
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     a. [ ]
                                                                          b. [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                                          OO

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     China
--------------------------------------------------------------------------------
                                        7.   SOLE VOTING POWER

NUMBER OF                                    8,900,401
SHARES
BENEFICIALLY                            ----------------------------------------
OWNED                                   8.   SHARED VOTING POWER
BY EACH
REPORTING                                    0
PERSON WITH                             ----------------------------------------
                                        9.   SOLE DISPOSITIVE POWER

                                             3,593,720
                                        ----------------------------------------
                                        10.  SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,900,401

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  [X]

     Does not include  856,480  Additional  Dragon  Closing Shares as defined in
     Item 3 below which are held in escrow.

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.7%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGES,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.
         -------------------

     This statement relates to shares of Common Stock, $0.001 par value (the "Shares") of Dragon Pharmaceutical, Inc., a Florida corporation ("Issuer"). The address of the Issuer's principal executive office is Dragon Pharmaceutical, Inc., 1055 West Hastings Street, Suite 1900, Vancouver, British Columbia, Canada, V6E 2E9.

Item 2.  Identity and Background.
         -----------------------

     a. The person filing this statement is Zhanguo Weng.

     b. The business address of Mr. Weng is 1055 West Hastings Street, Suite 1900, Vancouver, British Columbia, Canada, V6E 2E9.

     c. Mr. Weng's principal occupation is the Vice President of China Operation and a Director of the Issuer.

     d. Mr. Weng has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e. Mr. Weng has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

     f. Mr. Weng is a citizen of China.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     On June 11, 2004, the Issuer and Oriental Wave Holding Ltd. ("Oriental Wave") and Mr.Weng and two other shareholders of Oriental Wave entered into a Share Purchase Agreement. Under the terms of the Share Purchase Agreement, Mr. Weng and the two other shareholders of Oriental Wave would receive in the aggregate shares of common stock equal to 68.35% of the Issuer's outstanding common stock after consummation of the acquisition of Oriental Wave in exchange for all their shares of Oriental Wave. In addition, Mr. Weng and the two other shareholders of Oriental Wave also would receive additional shares of common stock ("Additional Dragon Closing Shares") such that all the Oriental Wave shareholders will continue to own 68.35% of the Issuer's common stock if all of the Issuer's outstanding options and warrants to purchase common stock as of the date of the closing are exercised.

     On January 11, 2005, the Issuer's shareholders approved two proposals related to the acquisition of Oriental Wave, and the closing of the acquisition of Oriental Wave pursuant to the Share Purchase Agreement occurred on January 12, 2005. Under terms of the Share Purchase Agreement, Mr. Weng received 8,900,401 shares of common stock, or 13.7% of the outstanding common stock and 856,480 shares of Additional Dragon Closing Shares. Of the 8,900,401 shares of common stock, 5,306,681 shares are held in escrow. The shares of common stock held in escrow will be released on the first and second anniversary dates of the close provided that the Company has made no claims against Oriental Wave and its shareholders for misrepresentations made in the Share Purchase Agreement. Mr. Weng will retain voting rights (excluding the Additional Dragon Closing Shares) of those shares held in escrow. In addition, the Additional Dragon Closing Shares are being held in escrow and such Additional Dragon Closing Shares may be released or cancelled depending on whether certain of the Issuer's options and warrants have been subsequently exercised or expired. Mr. Weng will have no voting rights or dispositive powers over the Additional Dragon Closing Shares while they are held in escrow, and they will not be deemed to be outstanding unless they are released from escrow.

Item 4.  Purpose of the Transaction.
         --------------------------

     Mr. Weng purchased Shares (described in Item 3) for investment purposes.

     Mr. Weng, subject to and depending upon availability of prices he deem favorable, may purchase additional shares of the Issuer's Shares from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of Mr.Weng to do so, he reserves the right to dispose of the Shares held by him in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

     Subject to on going evaluation, Mr. Weng has no current plans or proposals which relate to or would result in any of the following:

     (i)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (ii) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (iii) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (iv) Any material change in the present capitalization or dividend policy of the Issuer;

     (v) Any other material change in the Issuer's business or corporate structure;

     (vi) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (vii) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (viii) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

     (ix) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) Mr. Weng beneficially owns 8,900,401 or 13.7% of the Shares.

     (b) Mr. Weng has the sole power to vote 8,900,401 and the power to dispose of 3,593,720 Shares.

     (c) On January 12, 2005, Mr. Weng acquired 8,900,401 Shares in connection with the Share Purchase Agreement.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

     Not applicable.


Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

         A. Escrow Agreement Dated January 12, 2005.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: January 13, 2005                     /s/ Zhanguo Weng
                                            -----------------------------------
                                            Zhanguo Weng, an individual

                                    EXHIBIT A

                                Escrow Agreement

                                ESCROW AGREEMENT

THIS AGREEMENT is made effective this 12th day of January, 2005

AMONG:

          DRAGON PHARMACEUTICAL INC., of 1990 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9

          ("Dragon")

AND:

          LML&S SERVICES INC. of 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7

          ("Escrow Agent")

AND:

          YAN-LIN HAN, c/o Shanxi Weigida Pharmaceutical Co. Ltd., Datong Economic and Technology Development Zone, Shanxi, China 037300

          ZHAN-GUO WENG, c/o Shanxi Weigida Pharmaceutical Co. Ltd., Datong Economic and Technology Development Zone, Shanxi, China 037300

          XUE-MEI LIU, c/o Yongfeng Enterprise, 9/F, Tower B, Yingjia Center, No. 2, Dongsanhuan Nanlu, Chaoyang District, Beijing, China 100022

          (collectively, the "Vendors" and each, a "Vendor")

WHEREAS:

(A) Pursuant to a share purchase agreement made June 11, 2004 (the "Share Purchase Agreement") among Dragon, the Vendors and Oriental Wave Holding Inc. ("Oriental"), the Vendors have sold their shares of Oriental to Dragon for common shares of Dragon; and

(B) The Share Purchase Agreement provides for the deposit by the Vendors with the Escrow Agent of certificates representing a total of 26,533,405 common shares of Dragon, to be held and released in accordance with the terms of this Agreement;

WITNESSES that in consideration of the mutual covenants and agreements contained in this Agreement and in the Share Purchase Agreements, the Parties agree as follows:

                                     PART 1

                    DEFINITIONS, INTERPRETATION AND SCHEDULES

Definitions

1.1 In this Agreement, except as otherwise expressly provided or as the context otherwise requires,

     (a) "ADCS Escrow Shares" means a total of 4,282,402 common shares of Dragon deposited hereunder and designated in the Share Purchase Agreement as the "Additional Dragon Closing Shares";

     (b) "Agreement" means this Escrow Agreement and the schedules attached hereto, as may be supplemented or amended from time to time and in effect;

     (c) "Business Day" means a day that is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

     (d)   "Claim" has the meaning ascribed to it in ss.4.4;

     (e) "DCS Escrow Shares" means a total of 22,251,003 common shares of Dragon deposited hereunder and designated in the Share Purchase Agreement as the "Dragon Closing Shares";

     (f)  "Dispute" has the meaning ascribed to it in ss.5.1;

     (g) "Effective Date" means the effective date of this Agreement, being the date first above written;

     (h)   "Escrow Agreement Claim" has the meaning ascribed to it in ss.3.5;

     (i)  "Escrow  Shares"  means  the ADCS  Escrow  Shares  and the DCS  Escrow
     Shares;

     (j)  "Force  Majeure"  means any event or occurrence  beyond the reasonable control of a Party which prevents such Party from performing its obligations under this Agreement including an act of God, government order, strike, lockout or other industrial disturbance, war, terrorist act, blockade, insurrection, riot, earthquake, typhoon, hurricane, flood or other natural disaster;

     (k)  "Notice" has the meaning ascribed to it in ss.6.2;

     (l)  "Party" means a Person that is a party to this Agreement;

     (m) "Person" means any individual, company, body corporate, firm, limited or unlimited liability company, partnership, syndicate, joint venture, society, association, trust, unincorporated organisation or government authority, or any trustee, executor, administrator or other legal representative thereof;

     (n)  "Vendors' Declaration" has the meaning ascribed to in ss.4.8; and

     (o) "Vendors' Representative" means Yan-Lin Han or another individual appointed by the Vendors to act as their representative, provided written notice of such appointment is provided to Dragon and the Escrow Agent;

Interpretation

1.2  In this Agreement, except as otherwise expressly provided,

     (a) the headings are for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

     (b) whenever required by context, a word importing the masculine gender includes the feminine or neuter gender and a word in the singular includes the plural and vice versa;

     (c) a reference to a Part means a Part of this Agreement and the symbol "ss." followed by a number or letter or some combination of numbers and letters refers to the provision of this Agreement so designated and the words "hereof", "hereto", "herein" and "hereunder" refer to the entirety of this Agreement rather than any particular Part or section;

     (d) a reference to a statute includes all regulations made pursuant thereto, all amendments to the statute or regulations in force from time to time and any statute or regulations that supplement or supersede such statute or regulations;

     (e) a reference to a corporate entity includes any successor to that entity;

     (f)  a reference to currency means Canadian currency;

     (g) a reference to "approval", "authorization", "notice" or "consent" means written approval, authorization, notice or consent not to be unreasonably withheld or delayed;

     (h) the words "including" and "include", when following a general statement or term, are not to be construed as limiting the general statement or term to any specific item or matter set forth or to similar items or matters, but rather as permitting the general statement or term to refer to all other items or matters that could reasonably fall within its broadest possible scope; and

     (i) an accounting term not otherwise defined herein has the meaning assigned to it, and every calculation to be made hereunder is to be made, in accordance with Canadian Generally Accepted Accounting Principles, applied on a consistent basis.

                                     PART 2

                             ESTABLISHMENT OF ESCROW

Appointment of Escrow Agent

2.1 Dragon and the Vendors hereby appoint the Escrow Agent to act as escrow agent, and the Escrow Agent agrees to such appointment, on the terms and conditions set forth in this Agreement.

Power of Attorney Forms

2.2 Together with the Escrow Shares, each Vendor will deposit with the Escrow Agent ten undated executed share transfer power of attorney forms in favour of Dragon (the "PoA Forms") and each Vendor hereby authorizes Dragon to complete such Vendor's PoA Forms for the purpose of effecting the return and cancellation of the Escrow Shares as may be provided for pursuant to this Agreement.

Acceptance of Deposits

2.3 The Escrow Agent hereby acknowledges receipt of the Escrow Shares and PoA Forms and concurrent with the execution of this Agreement will deliver to each Vendor a receipt for the Escrow Shares they deposited.

                                     PART 3

                                  ESCROW AGENT

Escrow Shares and PoA Forms

3.1 The Escrow Shares and PoA Forms deposited with the Escrow Agent will be held in escrow and dealt with by the Escrow Agent in accordance with this Agreement.

Terms and Conditions

3.2 The Escrow Agent accepts its duties and obligations under this Agreement on the following terms and conditions:

     (a) the Escrow Agent may rely upon any notice, request, statement, waiver, consent, receipt, certificate or any paper or document furnished to it, and executed with or without seal by any of Dragon or a Vendor or any other Person, not only as to its due execution and the validity and effectiveness of its provisions but also as to the truth and acceptability of any information therein contained, and the Escrow Agent will not be required to determine the authenticity of signatures or the power and authority of any signatory to execute any document;

     (b) the Escrow Agent may engage such professional advisers and legal counsel as it determines to be necessary or advisable in order to fulfil its obligations under this Agreement;

     (c) the Escrow Agent will not be required to make any determination or decision with respect to the validity of any claim made by any Party or of any denial thereof but will be entitled to rely conclusively on the terms hereof and the documents tendered to it in accordance with the terms hereof;

     (d) the duties and obligations of the Escrow Agent hereunder are purely administrative in nature and the Escrow Agent will not be liable for any error of judgement, or for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may do or refrain from doing in connection herewith, except for the gross negligence, wilful default or dishonesty of its employees or agents;

     (e) upon the Escrow Agent's delivery of the Escrow Shares in accordance with the provisions of this Escrow Agreement, the Escrow Agent will be automatically and immediately released from all duties and obligations under this Agreement to any Party and to any other Person with respect to any of the Escrow Shares held in escrow under this Agreement;

     (f) the Escrow Agent may, if the Escrow Agent deems it necessary or desirable, seek advice and directions from the Supreme Court of British Columbia with respect to its duties and obligations hereunder; and

     (g) the duties and obligations of the Escrow Agent hereunder will at all times be subject to the orders or directions of a court of competent jurisdiction in the Province of British Columbia.

Consents and Waivers

3.3 The Escrow Agent will have no duties except as expressly set forth herein, and will not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement, unless received by it in writing, and executed by Dragon and the Vendors, and, if the Escrow Agent's duties, obligations or liabilities herein are affected, unless it gives its written consent thereto.

Interpleader

3.4 The Escrow Agent may, at any time, give notice to all other Parties that the Escrow Agent is terminating its duties and obligations hereunder, and

     (a)  at any time more than 30 days after it gives such notice; and

     (b) before the other Parties jointly direct the Escrow Agent as to delivery of the Escrow Shares in its possession to some other Person, may deliver the Escrow Shares in its possession to the Supreme Court of British Columbia by way of interpleader and will thereupon be released of its duties and obligations hereunder. The Parties agree that in no event will the Escrow Agent be held liable for any failure to deliver all or a portion of the Escrow Shares during the period referred to in ss.3.4(a).

Indemnity

3.5 The Vendors, collectively, and Dragon (each an "Indemnifying Party") will jointly and severally indemnify and save harmless the Escrow Agent from and against any and all actions, suits, investigations, proceedings or claims of every kind (each an "Escrow Agreement Claim") and any and all expenses, losses, damages or liabilities, including reasonable attorney's fees and charges
incidental  thereto  (collectively   "Liabilities")  as  and  when  incurred  or
sustained, and the reasonable fees and expenses incurred by Escrow Agent in investigating or defending an Escrow Agreement Claim to which it may become subject or otherwise involved in any capacity insofar as such Escrow Agreement Claims or Liabilities arise out of or are based, directly or indirectly, upon the Escrow Agent's performance of its duties and obligations hereunder, except to the extent that the Escrow Agent's agents or employees are guilty of gross negligence, wilful default or dishonesty in the performance of such duties and obligations. If an Indemnifying Party pays an amount to the Escrow Agent in respect of a Liability hereunder, then such Indemnifying Party is entitled to recover from the other Indemnifying Party one-half of the amount of such Liabilities paid.

Fees and Expenses

3.6 The Indemnifying Parties will jointly and severally reimburse the Escrow Agent for any and all fees and expenses incurred in connection with the performance of its duties hereunder, including but not limited to fees and expenses incurred pursuant to ss.3.4. If an Indemnifying Party pays an amount to the Escrow Agent in respect of any fees and expenses hereunder, then such Indemnifying Party is entitled to recover from the other Indemnifying Party one-half of the amount of such fees and expenses paid.

Escrow Agent's Counsel

3.7 Each of the parties confirms that it is aware that the Escrow Agent is a corporation that is controlled and directed by Lang Michener, which acts as counsel to Dragon. The Escrow Agent may not retain Lang Michener as counsel in the event of any dispute hereunder.

                                     PART 4

                               RELEASE FROM ESCROW

Release of Escrow Shares

4.1 The Escrow Agent will release the Escrow Shares and PoA Forms held by it in escrow and discharge its obligations hereunder only in accordance with

     (a)  joint written  instructions  from Dragon (executed by a senior officer
     other  than  any  Vendor  who  is  a  senior   officer)  and  the  Vendors'
     Representative,

     (b) in the circumstances of ss.4.5(a), ss.4.5(b) or ss.4.7, the written instruction of Dragon,

     (c) in the circumstances of ss.4.8, the written instruction of the Vendors' Representative that is not disputed by Dragon, or

     (d) an award or decision of an arbitrator pursuant to Part 5or an order of a court of competent jurisdiction in a final determination.

Delivery

4.2 Upon receipt of the instructions described in ss.4.1, the Escrow Agent will, within five Business Days, deliver the applicable Escrow Shares and PoA Forms in accordance with such instructions.

Joint Direction

4.3 Notwithstanding any other provision of this Part, but subject to an applicable award, decision or order referred to in ss.4.1(d), the Escrow Agent may act in accordance with a written direction executed by all other Parties amending the procedures set forth in this Part or the Escrow Agent's duties under this Agreement.

Conditions for Release of DCS Escrow Shares

4.4 Dragon and the Vendors acknowledge that the DCS Escrow Shares have been deposited under this Agreement in support of certain representations and warranties made by the Vendors to Dragon, and will be released from escrow only if no claim (a "Claim") is made by Dragon against the Vendors for a breach of a representation or warranty made by the Vendors to Dragon under Part 3 of the Share Purchase Agreement or, if a Claim is made, upon its resolution.

4.5  If

     (a) no Claim is made by Dragon by the first anniversary of the date hereof, Dragon will deliver a notice under ss.4.1(b) instructing the Escrow Agent to deliver 40% of the DCS Escrow Shares to the Vendors,

     (b) no Claim is made by Dragon by the second anniversary of the date hereof, Dragon will deliver a notice under ss.4.1(b) instructing the Escrow Agent to deliver the remaining DCS Escrow Shares to the Vendors,

     (c) if a Claim is made by Dragon, any DCS Escrow Shares and PoA Forms that are in escrow at the date the Claim is made will remain in escrow under this Agreement until an instruction, award, decision or order is delivered under ss.4.1(a) or (d), and

     (d) upon a final determination being made in respect of a Claim, Dragon and the Vendors will instruct the Escrow Agent on the disposition of the DCS Escrow Shares and PoA Forms, with any determination as to the DCS Escrow Shares and PoA Forms, if any, to be returned to Dragon for cancellation to be made in accordance with the provisions of Part 8 of the Share Purchase Agreement.

Conditions for Release of ADCS Escrow Shares

4.6 Dragon and the Vendors acknowledge that the ADCS Escrow Shares have been issued in anticipation of the exercise of the Dragon Convertible Securities (as defined in the Share Purchase Agreement) and are subject to release or cancellation in the circumstances set out in Schedule B of the Share Purchase Agreement. Dragon covenants that while any Dragon Convertible Securities remain outstanding it will provide a monthly report to the Vendors and the Escrow Agent confirming whether and to what extent the Dragon Convertible Securities have been exercised, expired unexercised or otherwise been cancelled.

4.7 On a quarterly basis, or sooner at the request of the Vendors or at the discretion of Dragon, Dragon will deliver a written notice under ss.4.1(b) instructing the Escrow Agent to deliver to the Vendors or Dragon, as applicable, the ADCS Escrow Shares and PoA Forms subject to release or cancellation pursuant to Schedule B to the Share Purchase Agreement.

Release Requested by Vendors

4.8 If Dragon fails to deliver a notice when required under ss.4.5(a), ss.4.5(b) or ss.4.7, the Vendors may request the release of the Escrow Shares and PoA Forms as provided under ss.4.5(a), ss.4.5(b) or ss.4.7 by delivering to the Escrow Agent and Dragon a statutory declaration (the "Vendors' Declaration") executed by the Vendors' Representative that the Vendors are entitled to the release of the

     (a)  DCS Escrow Shares as no Claim has been made by Dragon, or

     (b) ADCS Escrow Shares on the basis of the calculations provided by Dragon under ss.4.6.

If within 10 Business Days of the receipt of the Vendors' Declaration the Escrow Agent has not received from Dragon a written notice that it disputes such declaration, the Escrow Agent will release the applicable Escrow Shares and PoA Forms to the Vendors.

Pro Rata Release of Escrowed Shares

4.9 Any release of Escrow Shares to the Vendors hereunder will be made in the following proportions:

                  Yan-Lin Han               70%
                  Zhan-Guo Weng             20%
                  Xue-Mei Liu               10%

Voting of DCS Escrow Shares

4.10 The Vendors will be entitled to exercise all voting rights in connection with the DCS Escrow Shares notwithstanding their deposit in escrow under this Agreement.

Voting and Dividends - ADCS Escrow Shares

4.11 Neither the Vendors nor any other person will be entitled to exercise any voting rights or receive any dividends or distributions in respect of the ADCS Escrow Shares until they have been released from escrow under this Agreement.

Exchanging Share Certificates

4.12 If any release of Escrow Shares under this Part 4would require a number of shares to be released that is less than the number represented by a share certificate, then the Escrow Agent is hereby authorized and directed to arrange for the splitting of a share certificate, with such shares to be released in accordance with the instructions described in ss.4.1 and a certificate for the balance of the shares to be returned into escrow. The parties (other than the Escrow Agent) will cooperate with the Escrow Agent to complete its duties hereunder including providing any certificates or other documents requested by the Escrow Agent

                                     PART 5

                               DISPUTE RESOLUTION

Submission to Arbitration

5.1 If, at any time, there is a dispute, controversy or claim (each a "Dispute") with respect to any matter arising out of or relating to this Agreement, such Dispute will be referred to arbitration in accordance with the arbitration provisions of the Share Purchase Agreement, and each Party will accept as final and binding and proceed in good faith diligently to implement the award or decision of the arbitrator.

                                     PART 6

                               GENERAL PROVISIONS

Governing Law

6.1 This Agreement will be exclusively governed by, and interpreted and construed in accordance with, the laws prevailing in the Province of British Columbia and the Parties irrevocably and unconditionally attorn to the exclusive jurisdiction of the courts of British Columbia and all courts having appellate jurisdiction thereover.

Notice

6.2 Every notice, request, demand or direction (each a "Notice") to be given pursuant to this Agreement must be in writing and must be delivered by hand (e.g. Federal Express or other reputable courier service) or sent by facsimile transmission or other similar form of written transmission by electronic means, in each case addressed as follows:

     (a)  If to Dragon, at:

          1900 - 1055 West Hastings Street
          Vancouver, British Columbia
          Canada V6E 2E9
          Attention:  Secretary
          Telecopier:  (604) 669-4243

     (b)  If to either Yan Lin Han or Zhan Guo Weng, at:

          c/o Shanxi Weiqida Pharmaceutical Co. Ltd.
          Datong Economic and Technology Development Zone
          Shanxi, China 037300
          Telecopier:  +86-352-6116451

     (c)  If to Xue-Mei Liu, at:

          c/o Yongfeng Enterprise
          9/F, Tower B, Yingjia Center
          No. 2, Dongsanhuan Nanlu, Chaoyang District
          Beijing, China 100022
          Telecopier:  +86-10-6566-2924

          with a copy to:

          Bull, Housser & Tupper
          Barristers & Solicitors
          3000 - 1055 West Georgia Street
          P.O. Box 11130
          Vancouver, BC  V6E 3R3
          Attention:        Marion V. Shaw
          Facsimile:        (604) 641-4949

     (d)  If to the Escrow Agent, at:

          LML&S Services Inc.
          1500 - 1055 West Georgia Street
          P.O. Box 11117
          Vancouver, British Columbia
          Canada V6E 4N7
          Attention: Secretary
          Telecopier:  (604) 685-7084
or to such other address or transmission receiving number as specified by a Party by Notice to the other Parties.

6.3 A notice delivered or sent in accordance with the preceding section will be deemed to be given and received

     (a) at 9:00 a.m. on the day of delivery or receipt at the place of delivery or receipt if that day is a Business Day at that place and the delivery or receipt is before that time on that day,

     (b) at the time of delivery or receipt if received on or after 9:00 a.m. and before 4:00 p.m. at the place of delivery or receipt on a day that is a Business Day at that place, and

     (c) at 9:00 a.m. at the place of delivery or receipt on the next day that is a Business Day at that place, if delivered or received on a day that is not a Business Day at that place or after 4:00 p.m. at that place.

Language of Document

6.4 All correspondence in respect of this Agreement or the enforcement of rights of the parties hereunder will be made in the English language only.

Time of Essence

6.5 Time is of the essence in the performance of each obligation under this Agreement.

Termination and Discharge of Escrow Agent

6.6 This Agreement will terminate and the Escrow Agent will be discharged of its obligations in any of the following circumstances:

     (a)  the Escrow Shares are properly released in accordance with Part 4;

     (b) this Agreement is terminated by the Escrow Agent under ss.3.4 and the Escrow Shares are safely in the hands of the new appointee or the court; or

     (c) the destruction or corruption of the Escrow Shares, if any, as a result of Force Majeure.

Force Majeure

6.7 No Party will be liable to any other Party for default or delay in the performance of its obligations under this Agreement to the extent such default or delay is caused by an occurrence of Force Majeure.

Entire Agreement

6.8 The Escrow Agent is not a party to, and is not bound by, any provisions which may be evidenced by, or arise out of, any agreement other than as set forth in the express provisions of this Agreement.

Waiver and Consent

6.9 No delay or failure by a Party to exercise any of its rights under this Agreement constitutes a waiver of any such right. No consent or waiver, express or implied, by a Party to, or of any breach or default by another Party of, any or all of its obligations under this Agreement will,

     (a) be valid unless it is in writing and stated to be a consent or waiver pursuant to this ss.6.9,

     (b) be relied upon as a consent to or waiver of any other breach or default of the same or any other obligation,

     (c)  constitute a general waiver under this Agreement, or

     (d) eliminate or modify the need for a specific consent or waiver pursuant to this ss.6.9 in any other or subsequent instance.

Severability

6.10 If any provision of this Agreement is at any time unenforceable or invalid for any reason, it will be severable from the remainder of this Agreement and, in its application at that time, this Agreement will be construed as though such provision was not contained herein and the remainder will continue in full force and effect and be construed as if this Agreement had been executed without the invalid or unenforceable provision.

Amendments

6.11 This Agreement may not be amended except in writing signed by each Party.

Further Assurances


6.12 Each Party will execute and deliver such further agreements and other documents and do such further acts and things as another Party reasonably requests to evidence, carry out or give full force and effect to the intent of this Agreement.

No Agency

6.13 Each Party is an independent contractor and nothing herein will, or will be deemed to, create any employer/employee, agency, partnership or joint venture relationship among the Parties or to give any Party any right or authority to act as the agent of, assume or create any obligation on behalf of or to pledge the credit of any other Party.

Assignment

6.14 This Agreement and the individual rights and obligations hereunder may not be transferred or assigned in whole or in part by any Party, whether by contract, operation of law or otherwise, without the consent of each other Party, and any purported transfer or assignment without such consent will be null and void. Nothing in this ss.6.14 will be deemed to limit or restrict the Escrow Agent's rights under ss.3.4.

Enurement

6.15 This Agreement and the provisions hereof will enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

Survival

6.16 All rights and obligations of the Parties occurring before the effective date of termination of this Agreement and all rights and obligations expressly stated to continue after, or accrue as a result of, the termination of this Agreement are separate and distinct rights and obligations binding on the Parties, will survive its termination and will continue in full force and effect and nothing herein will affect the enforceability of such provisions. For greater certainty, the premature termination of this Agreement will not affect the rights and obligations of any Party under ss.3.4, ss.3.5 and Part 6.

Counterparts

6.17 This Agreement may be executed in any number of counterparts, in original form or by facsimile, each of which will together, for all purposes, constitute one and the same instrument, binding on the Parties, and each of which will together be deemed to be an original, notwithstanding that each Party is not a signatory to the same counterpart.

IN WITNESS WHEREOF this Agreement has been executed by the Parties as of the Effective Date.


DRAGON PHARMACEUTICAL INC.


Per:   /s/ Dr. Alexander Wick
       ----------------------------------
       Authorized Signatory


LML&S SERVICES INC.


Per:
       ----------------------------------
        Authorized Signatory

Signed, Sealed and Delivered by Yan-Lin Han)
in the presence of                         )
                                           )
                                           ) /s/ Yan-Lin Han
---------------------------------------    ) -------------------------------
Witness (Signature)                        ) YAN-LIN HAN
                                           )
                                           )
---------------------------------------    )
Name (please print)                        )
                                           )
                                           )
---------------------------------------    )
Address                                    )
                                           )
                                           )
---------------------------------------    )
City, Province                             )
                                           )
                                           )
---------------------------------------    )
Occupation                                 )




Signed, Sealed and Delivered by Zhan-Guo   )
Weng in the presence of:                   )
                                           )
                                           )
                                           )
                                           ) /s/ Zhan-Guo Weng
---------------------------------------    ) -------------------------
Witness (Signature)                        ) ZHAN-GUO WENG
                                           )
                                           )
---------------------------------------    )
Name (please print)                        )
                                           )
                                           )
---------------------------------------    )
Address                                    )
                                           )
                                           )
---------------------------------------    )
City, Province                             )
                                           )
                                           )
---------------------------------------    )
Occupation                                 )

Signed, Sealed and Delivered by Xue-Mei Liu)
in the presence of:                        )
                                           )
                                           )
                                           ) /s/ Xue-Mei Liu
--------------------------------------     ) ----------------------
Witness (Signature)                        ) XUE-MEI LIU
                                           )
                                           )
---------------------------------------    )
Name (please print)                        )
                                           )
                                           )
---------------------------------------    )
Address                                    )
                                           )
                                           )
---------------------------------------    )
City, Province                             )
                                           )
                                           )
---------------------------------------    )
Occupation                                 )